Exhibit 99.1

Syneron Medical Announces the Establishment of Syneron China

Direct Sales Operation Through Joint Venture With Largest Chinese Aesthetic Hospital Chain Aims to Secure Syneron Leadership in Chinese Market

YOKNEAM, ISRAEL--(Marketwire - November 19, 2008) - Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, today announced the signing of a joint venture agreement establishing Syneron China.

Syneron's partner in Syneron China is the EverCare Medical Group, the largest aesthetic hospital chain in China. Evercare operates cosmetic surgery hospitals throughout the country and has been Syneron's distributor in China for the past two years.

Through this new Chinese subsidiary, Syneron will sell directly to medical and aesthetic professionals in China, including doctors, hospitals, medi-spas, and cosmetic chains. Syneron China will also provide training and after sales service and support. The first two offices of Syneron China were opened in Beijing and Guangzhou in August 2008. The Shanghai office is scheduled to be opened in December 2008, and two other offices will be opened by the summer of 2009. In addition to the five main offices, Syneron China will establish product demonstration centers across China.

Commenting on the joint venture, Doron Gerstel, Syneron CEO, said, "Syneron's partnership with the EverCare Medical Group positions the company to gain greater penetration of the Chinese medical aesthetic sector. Syneron's new direct operation in China, with a strong local management team, will ensure success in securing a truly dominant market share and standardizing Syneron's high quality customer care."

Syneron selected the EverCare Medical Group as a partner because of their high level of professionalism and the success of the collaboration with EverCare both as a major end user of Syneron devices in their hospitals, as well as a distributor of Syneron platforms to the Chinese medical sector.

"The EverCare doctors and professionals have been using Syneron equipment extensively in their hospitals, making the EverCare team a knowledgeable, respected resource base to demonstrate Syneron platforms and the benefits of the elos technology across China," continued Gerstel. "Working with the EverCare physician and sales teams, we aim to greatly increase the installed base of Syneron platforms in China."

Dr. James Wang, President of EverCare Medical Ltd., remarked, "With 15 years of experience in the Chinese aesthetic market, I have worked with almost all major international aesthetic medical device companies. Two years ago, we chose to equip all EverCare hospitals with Syneron's aesthetic medical devices for facial applications and body shaping, as well as to act as a Syneron distributor, due to the superior treatment results and strong safety record of the Syneron equipment. Based on our positive experience as both customer and distributor for Syneron we are now moving to a new stage of business collaboration with Syneron to create a more powerful direct marketing and sales team. The new joint venture will be the largest medical aesthetic group in China and we are giving our full support to establish Syneron as the clear leader in this vast under-penetrated market."
About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters and Logistics Support in Irvine, CA, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, including statements with respect to our expectations regarding, but not limited to establishing and maintaining a leadership position in core markets. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements, including, but not limited to the risk associated with our ability to commercialize new products and identify new markets for our technology; ability to manage our growth, competition and pricing pressure, risks associated with our international operations, risks associated with regulatory qualifications or approvals, and risks related to our intellectual property. These risks and other factors are summarized under the heading "Risk Factors" in our Annual Report on Form 20-F/A for the year ended December 31, 2007, filed with the Securities and Exchange Commission on August 31, 2008. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release

Syneron, the Syneron logo, and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

For more information, please contact:

Fabian Tenenbaum
CFO
+972 73 244 2329
email: cfo@syneron.com

Judith Kleinman
VP Investor Relations
+972 54 646 1688
email: ir@syneron.com